Exhibit 99.1

Newater Technology, Inc. Announces Shareholders’ Approval of Merger Agreement

YANTAI, China, July 12, 2021 /PRNewswire/ -- Newater Technology, Inc. (NASDAQ: NEWA) (“NEWA”, or the “Company”), a developer, service provider and manufacturer of membrane filtration products and related hardware and engineered systems that are used in the treatment, recycling and discharge of wastewater, today announced that at an extraordinary general meeting held today, the Company’s shareholders voted in favor of the proposal to authorize and approve (i) the previously announced merger agreement dated September 29, 2020 (the “Merger Agreement”) by and among Crouching Tiger Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Parent”), Green Forest Holding Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (the “Merger Sub”) and the Company, pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of the Parent (the “Merger”), (ii) the plan of merger required to be filed with the Registrar of Corporate Affairs of the British Virgin Islands (the “Plan of Merger”), and (iii) the consummation of the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger.

Approximately 80.73% of the Company’s total ordinary shares outstanding as of the close of business in the British Virgin Islands on the share record date of February 10, 2021 voted by proxy at the extraordinary general meeting. Each shareholder has one vote for each ordinary share. Of the ordinary shares voted at the meeting, approximately 63.84% voted in favor of the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger.

Completion of the Merger is subject to the satisfaction or waiver of the closing conditions set forth in the Merger Agreement. The Company will work with the other parties to the Merger Agreement towards satisfying the closing conditions and complete the Merger in a timely manner. If and when completed, the Company will become a private company and its ordinary shares will no longer be listed or traded on any stock exchange.

ABOUT NEWATER TECHNOLOGY, INC.

Founded in 2012 and headquartered in Yantai, China, the Company, operating its business through its wholly owned subsidiary Yantai Jinzheng Eco-Technology Co. Ltd., specializes in the development, manufacture and sale of DTRO (Disk Tube Reverse Osmosis) and DTNF (Disk Tube Nano-Filtration) membranes for waste water treatment, recycling and discharge. NEWA provides integrated technical solutions in engineering support and installation, technical advice and water purification services, and other project-related solutions to turn wastewater into valuable clean water. More information about the Company can be found at www.dtNEWA.com.

The Company’s core business includes:

●	Reuse of high quality reclaimed water;

●	High-salt and high-polluting wastewater treatment and near zero-liquid discharge;

●	Highly efficient treatment of Landfill leachate; and

●	Utilization of acid or alkali-containing wastewater as resources.

More information about the Company can be found at: www.dtNEWA.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding the transaction are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the water filtration industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Company

Ning Liu Senior Manager

NEWATER TECHNOLOGY INC.

Phone: +86 (535) 8012999

             +86 15063837878

Email: office@dtnewa.com